Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ----------- TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

November 4, 2022

VIA EDGAR

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Kyle Wiley

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ECARX Holdings Inc. (CIK No. 0001861974)

Dear Ms. Jacobson, Mr. Littlepage, Mr. Wiley and Mr. Kauten,

On behalf of our client, ECARX Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 2, 2022 on the Company’s registration statement on Form F-4 filed with the Commission on October 11, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its Amendment No. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1. The changes reflected in the Amendment No. 1 include those made in response to the Staff’s comments as well as other updates.

U.S. Securities and Exchange Commission

November 4, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2022, page 264

1.	Please revise your presentation of the interim pro forma condensed combined statements of operations and the pro forma combined statements of operations for the year ended December 31, 2021 to include an autonomous entity adjustment column that gives effect to the spin-off of the businesses that were retained by Hubei ECARX VIE in connection with the VIE restructuring. We note that their respective operations will not be part of the on-going operations of ECARX and COVA, the combining entities.

The Company respectfully submits to the Staff that the column titled “VIE Restructuring Adjustments” starting on page 264 of the Registration Statement is an autonomous entity adjustment column that gives effect to the spin-off of the businesses that were retained by Hubei ECARX VIE in connection with the VIE restructuring referred to in the Staff's comment. The Company has revised the column title from “VIE Restructuring Adjustments” to “Autonomous entity adjustment on VIE Restructuring” for clearer presentation.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Summary of significant accounting policies

(b) Reorganization, page F-66

2.	Please identify the businesses which were subject to the restriction on foreign investment and “were spun off from the Group upon the completion of the restructuring” as set forth on the Supplementary Agreement of the Restructuring Framework Agreement (Exhibit 10.18).

In response to the Staff’s comment, the Company has revised the disclosure on pages F54-55 and F66-67 of the Amendment No. 1, according to the terms of the Supplementary Agreement of the Restructuring Framework Agreement (Exhibit 10.18 of the Amendment No. 1).

U.S. Securities and Exchange Commission

November 4, 2022

3.	We note your deconsolidation of Hubei Dongjun Automotive Electronic Technology Co., Ltd and Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd on pages F-31 and F-73 respectively. However, Section 1.2 of the Supplementary Agreement of the Restructuring Framework Agreement appears to indicate that Hubei ECARX’s equity interests in those entities that were temporarily transferred to third parties were transferred back to you. Please help us understand your accounting treatment arising from such transfers.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Supplementary Agreement of the Restructuring Framework Agreement was entered into in connection with the Restructuring and the temporary transfers of Hubei ECARX’s equity interests in Hubei Dongjun Automotive Electronic Technology Co., Ltd and Suzhou Photon-Matrix Optoelectronics Technology Co. were intended to facilitate the implementation of the Restructuring. Although the equity interests of Hubei Dongjun Automotive Electronic Technology Co., Ltd and Suzhou Photon-Matrix Optoelectronics Technology Co. were temporarily transferred to third parties before such equity interests were transferred back to ECARX (Hubei) Tech, a wholly-owned subsidiary of the Company, the equity interests held by the company group in Hubei Dongjun Automotive Electronic Technology Co., Ltd and Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd as well as the company group’s rights and obligations attached to such equity interests remained substantially unchanged before and after the Restructuring. Given that (i) there was no substantial change in economic substance before and after the Restructuring, and (ii) the short lapse of time between the equity interests being transferred to third parties and the same being transferred back to the company group, the Company is of the view that no accounting impact should arise from such temporary transfers.

4.	We note the disclosure on page F-85. With a view towards clarifying disclosure, please explain to us why you report Suzhou Tongjie Automotive Electronics Co., Ltd. as an “Entity which is under significant influence of the Company,” notwithstanding that it was a business retained by Hubei ECARX VIE.

In response to the Staff’s comment, the Company has revised the disclosure on page F-85 of the Amendment No. 1.

*         *         *

U.S. Securities and Exchange Commission

November 4, 2022

If you have any questions regarding the Amendment No. 1, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Ziyu Shen, Chairman of the Board of Directors and Chief Executive Officer, ECARX Holdings Inc.

Ramesh Narasimhan, Chief Financial Officer, ECARX Holdings Inc.

Jun Hong Heng, Chairman, Chief Executive Officer and Chief Financial Officer of COVA Acquisition Corp.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Albert W. Vanderlaan, Partner, Orrick Herrington & Sutcliffe LLP

Oliver Xu, Partner, KPMG Huazhen LLP